

May 25, 2010

Mr. Merrill A. Miller, Jr.
Chief Executive Officer
National Oilwell Varco, Inc.
7909 Parkwood Drive
Houston, TX 77036

>   **Re: National Oilwell Varco, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **Proxy Statement on Schedule 14A**
>   **Filed April 1, 2010**
>   **File No. 1-12317**

Dear Mr. Miller:

 We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. We direct your attention to Item 601(b)(10) of Regulation S-K. Please confirm that all material contracts have been filed. We note, in particular, that it does not appear that you have filed the agreements with your customer from whom you derive 10 percent or more of your total revenue. If you do not believe that such contracts fall within the purview of Item 601(b)(10), please explain why.

2. We note you had one customer in 2009 from which you derived more than 10% of your total revenue. Please expand your disclosure to provide the name of this

major customer, or tell us why you believe this disclosure is not required. See Item 101(c)(1)(vii) of Regulation S-K.

3.   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your products are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please address the following:

- Disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, you should expand your disclosure regarding your insurance coverage for potential environmental liabilities.

- Disclose the material terms of your related indemnification obligations and those of your customers, if applicable. For example, we note your statement at page 22 regarding your contractual agreement to indemnify your customers in the normal course of business.

Such disclosure should be set forth in the "Business" section of your annual report and in the "Risk Factors" section, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.

Definitive Proxy Statement on Schedule 14A filed on April 1, 2010

Board Role in Risk Oversight, page 20

4.   We note your disclosure that the responsibilities of the compensation committee allow the committee to work with you to make sure that compensation does not pose undue risks to you. Please describe the process you undertook to reach the conclusion that disclosure under Item 402(s) of Regulation S-K is not necessary.

Competitive Positioning, page 28

5.   We note your disclosure that your compensation committee's February 2009 review of its compensation program for its senior executives was "consistent with its practice in prior years." Please revise your disclosure to provide all material information regarding the February 2009 review. For example, and without limitation, please disclose the material differences in such review from the January 2008 review that you describe in your filing. For example, and without limitation, it would appear that Grant Prideco, Inc. would no longer be part of your designated peer group in February 2009.

Annual Incentive Award, page 30

6.   Please clarify how the capital employed modifier affected bonus payments made for 2009 performance.

7.   We note that you have not disclosed the operating profit and capital employed targets applicable to the awards made under your annual incentive plan for 2009 performance. We also note your statements regarding the difficulty of achieving each of the relevant thresholds with respect to your target operating profit. Please provide similar disclosure regarding your capital employed target, and revise your disclosure to provide support for the level of difficulty that you assert with respect to each target, such as a discussion of the correlation between historical and future achievement of the relevant performance metric.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director